Exhibit 99.1

Check-Cap Ltd.
Check-Cap Building
29 Abba Hushi Avenue
P.O. Box 1271
Isfiya, 3009000
Israel

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder:

We cordially invite you to attend an Extraordinary General Meeting of Shareholders (the “Meeting”) of Check-Cap Ltd. (“Check-Cap,” the “Company,” “we,” “us” or “our”) to be held on Monday, December 4, 2023 at 2:00 p.m. (Israel time) at the offices of Check-Cap’s Israeli legal counsel, FISCHER (FBC & Co.), located at 146 Menachem Begin Rd., Tel Aviv 6492103, Israel.

At the Meeting, you will be asked to consider and vote on:

1.
a proposal to approve, pursuant to Section 320 of the Israeli Companies Law 5759-1999 (the “Companies Law”), the merger of Capstone Merger Ltd., an Israeli company (“Israeli Merger Sub”) and a wholly-owned subsidiary of Capstone Dental Pubco, Inc., a Delaware corporation (“New Parent”) with and into Check-Cap, with Check-Cap surviving and becoming a wholly-owned subsidiary of New Parent, including approval of: (x) the Business Combination Agreement, dated as of August 16, 2023, by and among New Parent, Keystone Dental Holdings, Inc., a Delaware corporation (“Keystone”), Check-Cap, U.S. Merger Sub (as defined below) and Israeli Merger Sub (the “Business Combination Agreement”), pursuant to which, Capstone Merger Sub Corp., a Delaware corporation (“U.S. Merger Sub”, and, together with Israeli Merger Sub, the “Merger Subs”), and wholly-owned subsidiary of New Parent, will merge (the “U.S. Merger”) with and into Keystone, with Keystone surviving as a wholly-owned subsidiary of New Parent, and Israeli Merger Sub will merge (the “Israeli Merger,” and collectively with the U.S. Merger and the other transactions described in the Business Combination Agreement, the “Business Combination”) with and into Check-Cap, with Check-Cap surviving (which we refer to for the periods at and after the effective time of the Israeli Merger as the “Israeli Surviving Company”), and each of U.S. Merger Sub and Israeli Merger Sub will cease to exist, and (y) all other transactions and arrangements to which Check-Cap is a party contemplated by the Business Combination Agreement, a copy of which is attached as Annex A to the prospectus filed by New Parent with the U.S. Securities and Exchange Commission as part of a registration statement on Form S-4 on October 26, 2023, in connection with the transactions contemplated under the Business Combination Agreement, which will be furnished to you together with the Proxy Statement to be delivered in connection with the Meeting  (we refer to this proposal collectively as the “Business Combination Proposal”). .  If the Israeli Merger is completed, you will be entitled to receive one share of common stock, par value $0.01 per share, of New Parent (which we refer to as Parent Common Stock) in exchange for each ordinary share, par value NIS 48.00 per share, of Check-Cap (which we refer to as an Ordinary Share) that you hold as of immediately prior to the effective time of the Israeli Merger; and

2.
a proposal to elect five directors as members of the Company’s board of directors (the “Check-Cap Board”) out of the following ten director nominees proposed for election at the Meeting, each to serve until our next annual general meeting of shareholders and until their respective successors are duly elected and qualified: Steven Hanley, Clara Ezed, Dr. Mary Jo Gorman, XiangQian (XQ) Lin, Yuval Yanai (collectively, the “Company Director Nominees”), Idan Ben Shitrit, Avital Shafran, Jordan Lipton, William Vozzolo and Lilian Malczewski (collectively, the “Shareholder Director Nominees” and together with the Company Director Nominees, the “Director Nominees”) (we refer to this proposal collectively as the “Director Election Proposal”).

We are currently not aware of any other matters that will come before the Meeting.  If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

Only shareholders of record at the close of business on November 6, 2023, are entitled to notice of and to vote at the Meeting or at any adjournment thereof.  You can vote either by mailing in your proxy, by Internet , or in person by attending the Meeting.  Proxies must be received by our transfer agent or at our registered office in Israel no later than forty-eight (48) hours prior to the designated time for the Meeting.  Proxies received by our transfer agent or at our registered office in Israel during the forty-eight (48) hours preceding the designated time for the Meeting will be presented to the Chairman of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.  If you attend the Meeting, you may vote in person and your proxy will not be used.  If you hold ordinary shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of business on the record date, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet.  If you hold your ordinary shares in “street name” and you wish to vote in person at the Meeting, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting.

Background of the Meeting

Proposal 1 - the Business Combination Proposal:  In accordance with the Business Combination Agreement and Israeli law, we are presenting the Business Combination Proposal for approval at the Meeting.  The Check-Cap Board, after considering the factors to be more fully described in the Proxy Statement, unanimously (with one director absent who did not vote, abstain or hold a personal interest in the outcome of the vote): (i) determined that the Israeli Merger and the transactions contemplated by the Business Combination Agreement to which Check-Cap is a party, are fair to, advisable and in the best interests of Check-Cap and its shareholders, (ii) approved and declared advisable the Israeli Merger, the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement to which Check-Cap is a party, (iii) determined that considering the financial position of the merging entities in the Israeli Merger, no reasonable concern exists that, as a result of the Israeli Merger, the Israeli Surviving Company will be unable to fulfill the obligations of Check-Cap to its creditors, and (iv) determined to recommend, upon the terms and subject to the conditions set forth in the Business Combination Agreement, that our shareholders vote to approve the Business Combination Proposal.

Proposal 2 - the Director Election Proposal:  On September 29, 2023, Symetryx Corp. (“Symetryx”), which allegedly holds (including through recent acquisitions) approximately 5.1% of the ordinary shares in the Company, sent a letter to the Check-Cap Board demanding that the Check-Cap Board convene an extraordinary general meeting of shareholders to vote on certain proposals to replace the current members of the Check-Cap Board with an alternative slate of directors proposed by Symetryx, in accordance with Section 63(b)(2) of the Companies Law.  Following review of Symetryx’s demand together with the Company’s legal advisors, Check-Cap’s Board determined to reject the Symetryx demand.  Section 59 of the Companies Law stipulates that directors of a company are elected by the shareholders of a company at the company's annual general meeting, and Israeli case law determines that a company’s board of directors cannot be compelled to convene an extraordinary general meeting of shareholders for the election of directors; rather, this decision is within the sole discretion of the board of directors.  The aforementioned principles are further accentuated by the concerns of the Check-Cap Board that Symetryx’s demand to convene an extraordinary general meeting for the election of directors is driven by a lack of good faith and ulterior motives, and that its principal purpose is to obstruct the consummation of the Business Combination, in direct contravention of the best interests of the Company and its shareholders.

On October 30, 2023, Symetryx publicly filed a notice attempting to convene an extraordinary general meeting of shareholders of the Company for Monday, December 4, 2023, at 4:00pm, Israel time, for the replacement of Check-Cap’s Board, pursuant to Section 64 of the Companies Law.  We believe that Symetryx did not have the authority to call an extraordinary general meeting of shareholders pursuant to Section 64 of the Companies Law for the purpose of the election of directors, thereby negating the provisions of Section 59 of the Companies Law and in contravention of established Israeli case law, according to which the board of directors of a company cannot be compelled to convene an extraordinary general meeting for the election of directors, and such meeting is not valid.  After all, an action that cannot be achieved by a holder of 5% of the Company’s shares under Section 63(b)(2) of the Companies Law (i.e., to compel the board of directors to convene a general meeting solely for the election of directors), certainly cannot be achieved directly by a shareholder by virtue of Section 64 of the Companies Law. Without derogating from the foregoing, in the spirit of compromise and to avoid costly litigation with Symetryx, Check-Cap informed Symetryx in writing that it is willing to include its proposal for director elections on the agenda of the extraordinary general meeting of the shareholders of the Company that will be called soon to approve the Keystone transaction.  We believe that under such circumstances, it is evident that the Company (and its shareholders) will not be harmed by including both matters on the agenda of a single extraordinary general meeting of shareholders; therefore, there is no need or justification for compelling the Check-Cap Board to convene an additional, separate extraordinary general meeting of shareholders specifically for director elections, within a matter of a few days or weeks prior to the date of the extraordinary general meeting that will be convened for the approval of the Keystone transaction, with all the associated costs.

Accordingly, after consideration and discussion, Check-Cap’s Board has determined that it would be in the best interest of the Company and its shareholders to include the Director Election Proposal on the agenda for the Meeting for the approval of the Business Combination Proposal, in order to provide the Check-Cap shareholders the opportunity to determine the future leadership of Check-Cap.  The Check-Cap Board believes five is an appropriate number of directors for a company of Check-Cap’s size and therefore, shareholders are being asked to elect five out of the ten Director Nominees to serve as members of the Check-Cap Board.  While discussing the inclusion of the Director Election Proposal on the agenda for the Meeting, members of the Check-Cap Board expressed their belief that the current Check-Cap Board members (namely, the Company Director Nominees), all of whom are independent directors and without any conflict of interest, have diligently overseen the Company through the recent developments in its business and an extensive and thorough strategic process, in order to create long-term value for the Company’s shareholders, resulting in the signing of the Business Combination Agreement with Keystone, which the Check-Cap Board believes provides the Check-Cap shareholders with a significant opportunity to participate in the potential growth of the combined company following the completion of the Business Combination. The Check-Cap Board strongly believes that Symetryx’s campaign to take control of the Check-Cap Board is highly opportunistic and self-interested, and puts your investment at risk by threatening to dismantle the proposed Business Combination with Keystone and destroy value for Check-Cap’s shareholders.

A short time prior to the issuance of this Notice, it was brought to Check-Cap’s attention that on October 31, 2023, Symetryx submitted an urgent motion with the Haifa District Court requesting that the Company provide Symetryx all information required in order for it to convene an extraordinary general meeting of shareholders and asking the court to instruct the Company to cooperate and take all actions necessary for such purpose and to instruct the Company not to take any action that is not in the ordinary course of business.  The Court has determined that the Company has until November 6, 2023 to respond to the motion.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL, “FOR” THE ELECTION OF EACH OF THE COMPANY DIRECTOR NOMINEES NOMINATED IN THE SECOND PROPOSAL, AND “AGAINST” THE ELECTION OF EACH OF THE SHAREHOLDER DIRECTOR NOMINEES NOMINATED IN THE SECOND PROPOSAL.

Quorum

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent (25%) of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the day, time and place as the Chairman of the Meeting shall determine. At least two shareholders present, in person or by proxy, will constitute a quorum at the adjourned meeting.

Vote Required for Approval of the Proposals

Your vote is very important, regardless of the number of ordinary shares that you own.  Each ordinary share entitles the holder to one vote.

Proposal 1 - the Business Combination Proposal: The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and entitled to vote and voting on the matter, is required to approve the Business Combination Proposal, excluding abstentions and broker non-votes  and excluding any ordinary shares that are held by (a) New Parent, Keystone, Israeli Merger Sub or by any person holding directly or indirectly 25% or more of the voting power or the right to appoint 25% or more of the directors of New Parent, Keystone or Israeli Merger Sub, (b) a person or entity acting on behalf of New Parent, Keystone or Israeli Merger Sub or a person or entity described in clause (a) above, or (c) a family member of an individual contemplated by either of clause (a) or (b) above, or an entity controlled by New Parent, Keystone, Israeli Merger Sub or any of the foregoing.

Proposal 2 - the Director Election Proposal:  Each Director Nominee shall be voted on separately.  Five out of the ten Director Nominees shall be elected by the affirmative vote of the holders of the majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, by way of a plurality of votes cast (i.e., the five Director Nominees who receive an affirmative majority vote and who also receive the largest number of ”FOR” votes will be elected).  If you mark a vote with respect to less than five Director Nominees in Proposal 2, your shares will only be voted FOR those Director Nominees you have so marked.

The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Companies Law is November 7, 2023.  In accordance with the Companies Law and regulations promulgated thereunder, any shareholder may submit to us a position statement on its behalf, expressing its position on an agenda item for the Meeting to our offices, Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel, Attention: Mira Rosenzweig, Chief Financial Officer, or by facsimile to +972-4-8211267, no later than November 24, 2023, at 2:00 pm Israel time.

The Proxy Statement describing the proposals and the accompanying proxy card will be filed with the U.S. Securities and Exchange Commission and mailed to shareholders. Once filed, shareholders may also review the Proxy Statement as well as the accompanying proxy card, via the website of the U.S. Securities and Exchange Commission at www.sec.gov as well as under the Investors section of our website at http://ir.check-cap.com, and also at our offices upon prior notice and during regular business hours (Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Mount Carmel, Israel; Tel: +972-4-+972-4-8303401 (phone)) until the date of the Meeting.  Our company’s representative is Mira Rosenzweig, our Chief Financial Officer, at mira.rosenzweig@check-cap.com or +972-4-8303415 or +972-4-8303401, Check-Cap Ltd., Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel. Detailed voting instructions are provided both in the Proxy Statement and the proxy card.

If you have any questions or need assistance voting at the Meeting, please contact our proxy solicitor:

Alliance Advisors, LLC
1-833-970-2875
1-973-604-4443 (International)
CHEK@allianceadvisors.com

On behalf of Check-Cap’s Board of Directors, I thank you for your support and appreciate your consideration of these matters.

Sincerely, /s/ Steven Hanley Steven Hanley Chairman of the Board of Directors

October 31, 2023

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE NEW PARENT COMMON STOCK TO BE ISSUED IN THE BUSINESS COMBINATION OR DETERMINED IF THIS PROXY STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.